

April 9, 2012

Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

> **Re: Liberty Property Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-13130**
>
> **Liberty Property Limited Partnership**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-13132**

Dear Mr. George J. Alburger, Jr.:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2 – Properties, pages 16 – 19

1. We note you have disclosed average annual rent per square foot for the wholly owned properties in operations within footnote 1 to the table on page 17. Please tell us and revise future periodic filings to define how this average rent metric was calculated. Your average rent metric should reflect the impact of concessions (e.g. free rent) and tenant expense reimbursements (if triple net leased).

Results Of Operations, pages 27 – 33

2.   Your disclosures appear to indicate that same store properties represent the number of properties held for the entirety of the two periods being compared (i.e. excludes properties sold, acquired, and developed during the two periods). Please confirm and revise future periodic filings to clearly define your meaning of same store properties. Your definition should address when developed or acquired properties are included within your same store properties and your expanded disclosures should also quantify the number of properties sold during the two periods being compared and the number of properties considered same-store for comparison purposes (i.e. number of properties held at the beginning of the two periods being compared minus number of properties sold over the two periods).

3.   We note the increase in same store property level operating income on a straight line and cash basis are attributable to increases in average occupancy and rental rates. Please disclose and discuss occupancy percentage and average rental rates for all periods presented on a same store basis. Your average rent metric should reflect the impact of concessions (e.g. free rent) and tenant expense reimbursements (if triple net leased).

4.   Please revise future periodic filings to clarify what expenses are included in property level operating expenses and what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Consolidated Statements of Operations, pages 45 and 49

5.   We note that you have included dividends per common share/unit on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Consolidated Statements of Cash Flows, pages 47 and 51

6.   We note that most of your operating revenue is derived from rental income under operating leases with tenants. Given the nature of your business, please clarify your basis under Topic 230 of the Financial Accounting Standards Codification for classifying deferred leasing costs within investing activities instead of operating activities on your consolidated statements of cash flows.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant